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DeFi Technologies Expands Executive Management Team as it Focuses on Growth in European and Global Markets along with New Product Launches
TORONTO, Oct. 4, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI (GR: RMJR) (OTC: DEFTF), a digital asset investment firm bridging the gap between traditional capital markets and decentralized finance, today announced the expansion of its management team.
Russell Starr, Executive Chairman of DeFi Technologies, will assume the role of CEO; Diana Biggs, previously CEO of Valour Inc. ("Valour"), takes up a new role as DeFi Technologies' Chief Strategy Officer; and Johan Wattenstrom, Co-founder and Director at Valour, becomes COO of the Company.
Since the start of 2021, DeFi Technologies has completed the acquisition of Valour Inc., an issuer of digital asset Exchange-Traded Products ("ETPs"), introduced its DeFi Venture portfolio, and established its DeFi Governance business. Given the tremendous rise in interest and activity in the decentralised finance ecosystem, the expansion of DeFi Technologies' executive team will allow it to accelerate its growth trajectory further, with an aim to increase its global reach, build new partnerships and add lines of business.

"DeFi Technologies began with the vision of giving public markets investors early exposure to what I believe is the next wave of financial innovation. When I first joined as CEO, I could have only dreamt of where we are today," said Wouter Witvoet, President of DeFi Technologies. "By expanding the management team with Johan and Diana, we have two seasoned professionals who will help grow our footprint in Europe in our asset management business and globally in DeFi Governance and Ventures. I am also thrilled that Russell Starr has agreed to come on board as CEO. Russell is an experienced capital markets professional who can carry the DeFi message to investors," said Mr. Witvoet.

"Johan and Diana are incredibly well respected in both crypto and business as demonstrated by the success of Valour to date. With this strategic realignment, we are positioning DeFi Technologies to not only become the leading provider of digital asset ETPs via Valour - which remains an integral part of our business and we will be announcing a new CEO for Valour in due course - but also for further growth across digital asset management, venture and governance initiatives. Wouter has done a fantastic job of building out the DeFi Technologies brand and will remain a key player in the management team. We are also making progress on our mission to expand investor access to industry-leading decentralized technologies allowing them to participate in the future of finance via regulated equity exchanges," said Russell Starr. "As both a shareholder and board member, I am extremely proud of the team's execution thus far and look forward to growing business alongside these tremendous partners."
The management enhancements in full:
-Russell Starr, who has been serving as Executive Chairman for DeFi Technologies, will assume the role of Chief Executive Officer. Mr. Starr is an established CEO, entrepreneur, and financier with deep capital markets and industry expertise. A trusted leader and advisor focused on forging meaningful, high stakes, high return business development connections. Mr. Starr is also a co-founder and part owner of Echelon Wealth Partners, a large Canadian investment dealer. After leaving Bay Street, Mr. Starr has held executive positions and board roles with numerous TSX and TSXV listed companies.
-Johan Wattenstrom assumes the role of Chief Operating Officer. Mr. Wattenstrom, who is a Co-founder and Director of Valour, joins DeFi Technologies in the role of Chief Operating Officer. Mr. Wattenstrom is Co-Founder & Director at Nortide Capital and was previously the Founder of XBT Provider (now known as Coinshares), which created the world's first ever Bitcoin ETP in 2015, and has served on the management committees of several Nordic investment banks. He co-founded Valour in 2019 leveraging his extensive experience across trading, financial products, and brokerage, with the aim to make digital asset markets more accessible, liquid and efficient.
-Diana Biggs, who is currently serving as the Chief Executive Officer of Valour Inc., will move over to DeFi Technologies in the role of Chief Strategy Officer as of November 1, 2021. Ms. Biggs is an Associate Fellow at the University of Oxford Saïd Business School and has been working with investors, technologists and researchers in the decentralised finance space since 2013. Prior to joining Valour, she was the Global Head of Innovation for HSBC Private Banking. Biggs led Valour's launch and expansion of its ETPs, from its first product listing in December 2020 to its current suite of five products, upcoming expansion into additional European markets including Germany in October 2021, and growth in AUM to over US$200 million.
-Wouter Witvoet assumes the role of President. Mr. Witvoet previously was Founder and CEO at Secfi, Inc., the leading platform offering financing secured by private company stock. During his role as Chief Executive Officer of DeFi Technologies, Mr. Witvoet led the establishment of many key partnerships and acquisitions that operate as the core of DeFi Technologies' product offerings, investment portfolio, and revenue streams. Mr. Witvoet will focus in his new role of President on working with the team in Europe to expand our markets and product offerings.
About DeFi Technologies
DeFi Technologies Inc. is a digital asset investment firm bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies and the future of finance. We believe that decentralised technologies lie at the heart of financial innovation. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide diversified exposure across decentralized finance. As a trusted partner for our clients and investors, we provide industry-leading products and top-quality research and education in this fast-growing space. For more information visit https://defi.tech/.
Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the expansion of the management team of the Company; the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward- looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to the growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.
THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information: please contact: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations: Marie Knowles, MFK Publicity, marie@mfkpublicity.co
CO: DeFi Technologies, Inc. CNW 07:30e 04-OCT-21